UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

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Dated September 6, 2007

Commission File Number: 333-144169

ARCELORMITTAL

(Translation of registrant’s name into English)

19 Avenue de la Liberté

L-2930 Luxembourg

Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒               Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                                 No   ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

ArcelorMittal hereby states that the shares of ArcelorMittal are deemed registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), pursuant to Rule 12g-3 under the Exchange Act.

In addition, on September 5, 2007, ArcelorMittal issued the press release attached hereto as Exhibit 99.1, and on September 6, 2007, ArcelorMittal issued the press release attached hereto as Exhibit 99.2. Exhibits 99.1 and 99.2 are hereby incorporated by reference into this report on Form 6-K.

Exhibit List

Exhibit No.	Description
Exhibit 99.1	Press release dated September 5, 2007, announcing the acquisition of Wabush Mines by ArcelorMittal.
Exhibit 99.2	Press release dated September 6, 2007, announcing that ArcelorMittal has received approval from Department of Justice for the sale of Sparrows Point.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 6, 2007

By:	/s/ Henk Scheffer
	Name:	Henk Scheffer
	Title:	Company Secretary

Exhibit Index

Exhibit No.	Description
Exhibit 99.1	Press release dated September 5, 2007, announcing the acquisition of Wabush Mines by ArcelorMittal.
Exhibit 99.2	Press release dated September 6, 2007, announcing that ArcelorMittal has received approval from Department of Justice for the sale of Sparrows Point.